Exhibit 21.01

SUBSIDIARIES OF THE COMPANY AND
OWNERSHIP OF SUBSIDIARY STOCK

	STATE OF	% OF SHARES OWNED
NAME OF SUBSIDIARY	INCORPORATION	BY THE CORPORATION*

Wabash National Trailer Centers, Inc.	Delaware	100%
Wabash Wood Products, Inc.	Arkansas	100%
Wabash National, L.P.	Delaware	100%
Wabash National Manufacturing, L.P.	Delaware	100%
Wabash National Services, L.P.	Delaware	100%
Continental Transit Corporation	Indiana	100%
Transcraft Corporation	Delaware	100%
Walker Stainless Equipment Co., LLC	Delaware	100%
Garsite/Progress, LLC	Texas	100%
Brenner Tank Services, LLC	Wisconsin	100%
Walker Group Holdings, LLC	Texas	100%
Bulk Solutions, LLC	Texas	100%
Brenner Tank LLC	Wisconsin	100%
Wabash National Holdings, Inc.	Delaware	100%
Extract Technology Limited	United Kingdom	100%
Wabash UK Holdings Limited	United Kingdom	100%

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*Includes both direct and indirect ownership by the parent, Wabash National Corporation